Exhibit (a)(6)

June 4, 2013

Dear Stockholder:

We are pleased to inform you that, on May 20, 2013, SoundBite Communications, Inc. (the “Company”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Genesys Telecommunications Laboratories, Inc. and its wholly owned subsidiary Sonar Merger Sub Inc. (the “Purchaser”). In accordance with the Merger Agreement, the Purchaser today commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of the Company’s common stock (the “Shares”) for $5.00 per Share (the “Offer Price”), net to the seller in cash without interest and less taxes required to be withheld.

Unless extended, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Monday, July 1, 2013. If successful, the Offer will be followed by a merger in which each Share not purchased in the Offer will be converted into the right to receive $5.00 per Share, net to the seller in cash without interest and less taxes required to be withheld (the “Merger”).

The Board of Directors of the Company has unanimously (1) determined that the terms and provisions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Offer, are advisable, fair to and in the best interests of the Company and the holders of Shares, (2) found that the Offer Price of $5.00 to be paid to the holders of Shares in the Offer is fair to, and in the best interests of, the holders of Shares, (3) found that the consideration to be paid to the holders of Shares in the Merger is fair to, and in the best interests of, the holders of Shares, (4) approved, adopted, and confirmed in all respects the Merger Agreement and authorized and directed that the Company enter into the Merger Agreement, and (5) approved and declared advisable the Merger Agreement, the Offer and the Merger on the terms and subject to the conditions set forth therein. Accordingly, the Board of the Directors unanimously recommends that holders of Shares accept the Offer, tender their Shares into the Offer and, if required by applicable law, vote to adopt the Merger Agreement.

In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors that are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). In addition to the attached Schedule 14D-9, we have enclosed Purchaser’s Offer to Purchase, dated June 4, 2013, and related materials to be used for tendering your Shares. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your Shares. We urge you to read these materials carefully.

Sincerely,

/s/ James A. Milton

James A. Milton

President and Chief Executive Officer